Filed Pursuant to Rule 424(b)(2)
Registration No. 333-277211
Supplement dated April 14, 2025
to Pricing Supplement dated January 6, 2025
Equity Index Underlying Supplement dated February 21, 2024,
Prospectus Supplement dated February 21, 2024 and
Prospectus dated February 21, 2024



HSBC USA Inc.
Capped Buffer In-GEARS
Linked to the Russell 2000® Index due January 4, 2030
CUSIP: 40445W488
(the "securities")

This document (the "supplement") supplements the offering documents referenced above, including in connection with any secondary market transactions in the securities by HSBC Securities (USA) Inc. and its affiliates. Certain terms used but not defined in this supplement have the meanings set forth in those offering documents.

In the pricing supplement, dated January 6, 2025 and filed with the Securities and Exchange Commission (the "SEC") on January 8, 2025 (the "Final Pricing Supplement"), with respect to the Underlying, its Initial Level was defined as the arithmetic average of its Official Closing Levels on each scheduled Trading Day from and including January 3, 2025 to and including April 4, 2025, excluding any scheduled Trading Day on which a Market Disruption Event occurs.

The arithmetic average of the Official Closing Levels on each scheduled Trading Day from and including January 3, 2025 to and including April 4, 2025 with respect to the Underlying was 2,172.198.

Therefore, the Initial Level for the securities is 2,172.198.

Documentation

You should read this supplement, together with the documents listed below, which together contain the terms of the securities and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth in "Key Risks" beginning on page PS-7 of the Pricing Supplement and "Risk Factors" beginning on page S-1 in the prospectus supplement and page S-1 of the Equity Index Underlying Supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the securities.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Pricing Supplement dated January 6, 2025:
  https://www.sec.gov/Archives/edgar/data/83246/000110465925002011/tm251682d54_424b2.htm

- The Equity Index Underlying Supplement dated February 21, 2024:
  https://www.sec.gov/Archives/edgar/data/83246/000110465924025885/tm244959d3_424b2.htm

- The prospectus supplement dated February 21, 2024:
  https://www.sec.gov/Archives/edgar/data/83246/000110465924025878/tm244959d1_424b2.htm

- The prospectus dated February 21, 2024:
  https://www.sec.gov/Archives/edgar/data/83246/000110465924025864/tm244959d13_424b3.htm